Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: October 17, 2017

H12018 TRADING UPDATE

London, England and San Francisco, CA. — 17 October 2017 — RhythmOne plc (“RhythmOne” or the “Company”) today provides a preliminary update on its expected performance for the half year ended 30 September 2017 (“H12018” or “the Period”). This update is based on unaudited, pre-close figures that may be subject to change.

Financials During the Period, RhythmOne successfully executed against three key objectives it set forth at the start of the financial year:

•	Growth of programmatic platform revenues;
•	Integration of recent acquisitions, with performance in line with management plan;
•	Continued profitability on an adjusted[1] EBITDA basis.

Performance for H12018 is expected to be in line with management expectations across key metrics, as follows:

•	Revenues of $112-114M (H12017 revenues from continuing operations: $67M), driven by programmatic platform growth;
•	Gross profit margin of approximately 38.0% (H12017 gross profit margin of 35.4% from continuing operations);
•	Adjusted[1] EBITDA of $1.5-2.0M (H12017 Adjusted[1] EBITDA loss: ($2.6M)).

The Company expects cash on hand and marketable securities to total approximately $37M as at 30 September 2017. This includes net cash used of c.$20M relating to the RadiumOne acquisition cash consideration and working capital, c.$7M used in broader group operating activities to fund a first half working capital investment – driven by increased revenues and in line with normal seasonal working capital trends, c.$6M in exceptional charges related to acquisition and restructuring charges and c.$5M in capitalized development and capital expenditures as a result of continued investment in infrastructure and platforms of the newly combined entities. The Company expects to recover a majority of the first half working capital investment and also anticipates to realize the benefit of c.$5M of the acquired RadiumOne working capital in the second half of the financial year.

Operations

During the Period, RhythmOne continued to build and scale its industry leading programmatic platform, which now serves as the Company’s principal growth engine and infrastructure to integrate acquisitions – on both supply and demand sides of the value chain.

Across the business, H12018 saw a significant rise in volume of 124% year-on-year, coupled with an as-expected, corresponding drop in fill rate, in line with rapid volume growth. During the Period, inventory also saw a strong year-on-year increase in pricing of 74%, driven by monetization of high-value, high-impact and high-margin video and rich media inventory, and the packaging of premium inventory through turnkey private marketplaces – with substantial data and quality (brand safety) overlays. Key operating metrics are outlined below:

	Metric	H12017	H22017	FY2017	H12018
Volume	Billions	7,469.4	13,099.2	20,568.5	16,750.4
Desktop[2]	%	51.3	42.5	45.7	38.7
Mobile[2]	%	48.7	57.5	54.3	61.3
Fill Rate[3]	%	0.58	0.31	0.41	0.25
Price[4]	$/CPM	1.54	2.01	1.76	2.68

Acquisitions

The integration of Perk, Inc. has served to enhance RhythmOne’s differentiated audience offering – available to programmatic demand partners through the Company’s unified platform. In addition, the integration of RadiumOne, Inc. is on track.

With respect to RhythmOne’s release on 5 September 2017, announcing its definitive agreement to acquire YuMe, Inc, the Company remains on track to close the transaction in calendar Q1 2018. The YuMe acquisition is expected to accelerate the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale.

Outlook

“We are pleased to have demonstrated achievement against our management targets – in terms of both revenue growth and demonstrated profitability,” said Ted Hastings, CEO of RhythmOne. “Based upon current revenue dynamics, we expect our unified programmatic platform to be the principal driver of our future growth. We are proud to have built and scaled an industry-leading programmatic platform that ranks #1 in the US and #2 internationally in quality (Pixalate) and #4 in size (ComScore), reinforcing RhythmOne’s position as an established ad-tech competitor with significant scale, cutting edge technology and high quality inventory. We are intensely focused on driving further efficiency in the business and our goal remains sustained profitability.”

The information communicated herein constitutes inside information.

Notes:

1.	This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as profit/(loss) for the year before finance income and expense, taxes, depreciation and amortisation, share based payment expense and exceptional costs. Management believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal trading activities prior to consideration of how the results are impacted by non-recurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the Company’s share based payment expense.
2.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.
3.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.
4.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

Additional Information and Where to Find It

The Exchange Offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne is preparing and plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are being prepared but are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

The information and attachments in this email may contain privileged, proprietary and confidential information for its intended recipients. If you have received this email in error, please notify the sender and delete the email. The contents of this message are subject to written reconfirmation from an authorized representative.

About RhythmOne

RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising, and content formats. Through its fully integrated programmatic platform, RhythmMax, the Company represents digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. The Company is headquartered in San Francisco, California with offices in the US, UK and Canada. For more information please visit www.rhythmone.com.

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Roger Newby

FTI Consulting LLP

(UK) 020 3727 1000

Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian / Mark Lander

Numis Securities Limited

(UK) 020 7260 1000